Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127405

SUPPLEMENT NO. 17 DATED OCTOBER 14, 2008 TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 17 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 12 dated September 11, 2008, Supplement No. 13 dated September 22, 2008, Supplement No. 14 dated September 30, 2008, Supplement No. 15 dated October 6, 2008 and Supplement No. 16 dated October 7, 2008. Capitalized terms used in this Supplement No. 17 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the sections entitled “Summary—How long will this offering last?” and “Real Estate Investments—Properties.”

RECENT DEVELOPMENTS

Extension of our Initial Public Offering

On October 14, 2008, our board of trustees approved an extension of our initial public offering until December 31, 2008. Under rules promulgated by the Securities and Exchange Commission, we could extend our initial public offering until October 24, 2009, and in some circumstances we could continue our initial public offering until as late as April 22, 2010. If we extend our offering beyond December 31, 2008, we will provide that information in a prospectus supplement. In many states, we will need to renew the registration statement or file a new registration statement to continue our initial public offering for these periods. We may terminate our initial public offering at any time.

Maskew Retail Park

On October 10, 2008, we entered into a definitive purchase agreement with an unrelated third party to acquire, subject to customary closing conditions, Maskew Retail Park located on Maskew Avenue, Peterborough, United Kingdom. The contract purchase price for Maskew Retail Park is £30,000,000 ($51,168,344 assuming an exchange rate of $1.7056/£1.00), exclusive of customary closing costs and stamp duty fees. We anticipate that the acquisition will be funded from the proceeds of our initial public offering.

Maskew Retail Park consists of a three unit retail development and surface parking lot completed in 2007. The property is 100% leased to three tenants: B&Q plc, the largest home improvement, hardware and building supply retailer in the United Kingdom, under a lease that expires in September 2027; Matalan Retail Limited, one of the largest clothing and household goods retailers in the United Kingdom, under a lease that expires in September 2022; and Argos Limited, a major household goods and general merchandise retailer, under a lease that expires in April 2023. While we anticipate this acquisition will close during the fourth quarter of 2008, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will transpire at that time or at all.

Albion Mills Retail Park Loan

Subsequent to our acquisition of Albion Mills Retail Park, on October 10, 2008, we obtained a £5,775,000 loan ($9,849,840 assuming an exchange rate of $1.7056/£1.00) from The Royal Bank of Scotland plc. This interest-only loan is for a term of five years and bears interest at a variable rate of interest based on the GBP-based three month London Inter-Bank Offering Rate plus 1.31%, or 6.13% per annum as of October 10, 2008. In addition, we incurred financing costs of approximately £60,706 ($103,540) associated with obtaining this loan.